CERTIFICATE OF TRUST

OF

ALGER NEXT GEN GROWTH FUND

This Certificate of Trust of Alger Next Gen Growth Fund (the “Trust”) is being duly executed and filed to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.) (the “Act”).

1.   Name. The name of the trust formed hereby is Alger Next Gen Growth Fund.

2.   Registered Office; Registered Agent. The business address of the Trust’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801. The name of the Trust’s registered agent at such address is CT Corporation Trust Company.

3.   Investment Company. The Trust will be a registered investment company under the Investment Company Act of 1940, as amended.

4.   Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

/s/ Hal Liebes
Name: Hal Liebes
Title: Trustee